Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (the “Issuer”)

June 16, 2021

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of the Issuer held on June 16, 2021 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2021 and Special Meeting and Management Proxy Circular dated April 30, 2021 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following six nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
John Brydson	23,921,838	96.20%	946,114	3.80%
Raymond D. Crossley	15,880,655	63.86%	8,987,297	36.14%
Michael J. Faust	24,050,803	96.71%	817,149	3.29%
Edward H. Kernaghan	19,554,662	78.63%	5,313,290	21.37%
Stephen Loukas	24,283,313	97.65%	584,639	2.35%
Gordon Ritchie	24,225,697	97.42%	642,255	2.58%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,966,127	72.25%	6,901,825	27.75%